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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                                  NATROL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   638789 10 7
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                                 (CUSIP Number)

                       (Continued on the following pages)

                              (Page 1 of 4 Pages)

--------------------

Check the following box [ ] if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                          -----------------
CUSIP No. 638789 10 7             SCHEDULE 13G                 Page 2 of 4 Pages
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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Advent VII L.P.                                          04-3181563
       Advent New York L.P.                                     04-3095408
       Advent Atlantic & Pacific III L.P.                       04-32993018
       TA Venture Investors L.P.                                04-3068354
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (b) [ ]
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3.     SEC USE ONLY


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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Advent VII L.P.                                            Delaware
       Advent New York L.P.                                       Delaware
       Advent Atlantic & Pacific III L.P.                         Delaware
       TA Venture Investors L.P.                             Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       Advent VII L.P.                           1,368,000
                       Advent New York L.P.                        135,800
                       Advent Atlantic & Pacific III L.P.          630,000
                       TA Venture Investors L.P.                    25,200
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          N/A
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:           Advent VII L.P.                           1,368,000
                       Advent New York L.P.                        135,800
                       Advent Atlantic & Pacific III L.P.          630,000
                       TA Venture Investors L.P.                    25,200
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Advent VII L.P.                                           1,368,000
       Advent New York L.P.                                        135,800
       Advent Atlantic & Pacific III L.P.                          630,000
       TA Venture Investors L.P.                                    25,200
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Advent VII L.P.                                              10.28%
       Advent New York L.P.                                          1.02%
       Advent Atlantic & Pacific III L.P.                            4.74%
       TA Venture Investors L.P.                                     0.19%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       Each entity is a Limited Partnership
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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ATTACHMENT TO FORM 13G                                                    Page 3

ITEM 1(a)     NAME OF ISSUER: Natrol, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              21411 Prairie Street
              Chatsworth, CA  21411

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VII L.P.
              Advent New York L.P.
              Advent Atlantic and Pacific III L.P. TA Venture Investors L.P.

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA  02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP NUMBER: 638789107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
              Not Applicable

ITEM 4        OWNERSHIP

ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                            COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          1,368,000
              Advent New York L.P.                                       135,800
              Advent Atlantic and Pacific III L.P.                       630,000
              TA Venture Investors L.P.                                   25,200

ITEM 4(b)     PERCENT OF CLASS                                        PERCENTAGE
                                                                      ----------
              Advent VII L.P.                                             10.28%
              Advent New York L.P.                                         1.02%
              Advent Atlantic and Pacific III L.P.                         4.74%
              TA Venture Investors L.P.                                    0.19%

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:          COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          1,368,000
              Advent New York L.P.                                       135,800
              Advent Atlantic and Pacific III L.P.                       630,000
              TA Venture Investors L.P.                                   25,200

              (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:              N/A

              (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                    DISPOSITION:                                    COMMON STOCK
                                                                    ------------
              Advent VII L.P.                                          1,368,000
              Advent New York L.P.                                       135,800
              Advent Atlantic and Pacific III L.P.                       630,000
              TA Venture Investors L.P.                                   25,200

              (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION        N/A
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                                                                          Page 4

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10       CERTIFICATION: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Natrol, Inc.

Dated:

ADVENT VII L.P.

By:  TA Associates VII L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC III L.P.

By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.

By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By: _________________________________________________________
    Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.

By: _________________________________________________________
    Katherine S. Cromwell, General Partner